A Brand Like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2004 OCT -5 P 3:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045337

Abteilung / dept.	Recht / Law Department VJC - Corporate Matters
Telefon / phone (direct)	(+49-211) 797 8959
Telefax / fax (direct)	(+49-211) 798 2463
E-Mail	thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message	

Datum
2004-10-01

PROCESSED
OCT 06 2004
THOMSON
FINANCIAL

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's press release "Henkel top management more international in 2005".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn

H. Nicolas

dlw 10/6

Encl.

Postanschrift
Henkel KGaA
D-40191 Düsseldorf

Firmensitz
Henkelstraße 67
D-40589 Düsseldorf

www.henkel.com
Telefon (+49-211) 797-0
Telefax (+49-211) 798-4008
K:\Kühn\SEC Schreiben\SEC 178-2004.doc

Bankverbindungen
Commerzbank AG
Düsseldorf
Konto 1 109 222
(BLZ 300 400 00)

Deutsche Bank AG
Düsseldorf
Konto 2 272 409
(BLZ 300 700 10)

Dresdner Bank AG
Düsseldorf
Konto 2 114 565
(BLZ 300 800 00)

Kommanditgesellschaft
auf Aktien

Handelsregister
AG Düsseldorf HRB 4724
Sitz Düsseldorf

Aufsichtsratsvorsitzender:
Dipl.-Ing. Albrecht Woeste

Geschäftsführung:
Dr. Ulrich Lehner (Vorsitzender)
Guido De Keersmaeker
Dr. Jochen Krautter, Dr. Klaus Morwind,
Prof. Dr. Uwe Specht
(persönlich haftende Gesellschafter)

Alois Linder, Knut Weinke

VCmail
22.09.2004 14:11
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An:
Kopie:
Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL
Thema: Press Release "Henkel top management more international in 2005"

Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Henkel top management more international in 2005", which we just distributed to the media.

With my very best regards

Ernst Primosch

Press Release

Changes in the Management Board on July 1, 2005 as planned

Henkel top management more international in 2005

Düsseldorf – Klaus **Morwind** and Uwe **Specht,** two long-time personally liable managing partners of Henkel KGaA, will resign from their offices as members of the Management Board in 2005, after reaching the mandatory retirement age of 62.

"The early announcement of this change is in line with the tradition of management continuity and responsibility that has always distinguished Henkel," says Ulrich Lehner, Chairman of the Management Board of Henkel KGaA. "The choice of the successors demonstrates again that we strengthen the internationalization of our businesses through international management."

Friedrich **Stara** (55) will succeed Klaus Morwind as Executive Vice President Laundry & Home Care on July 1, 2005. The native Austrian Stara, who has been with Henkel since 1976, held different positions in the Laundry & Home Care business in Austria and Ger-many. Since 1998, Friedrich Stara has been President of Henkel Central Eastern Europe, responsible for the overall Henkel business in Central and Eastern Europe, which is managed from Vienna, Austria.

Günter **Thumser** (49), member of the Management Board of Henkel CEE and responsible for the Laundry & Home Care business there, will become Stara's successor.

Klaus Morwind, with Henkel for almost 36 years and a member of the Management Board since 1991, has fostered the internationalization of the Laundry & Home Care business as well as the establishment of new and the strengthening of well-established Henkel brands. As a committed brand marketeer, Morwind is also a proponent of the differentiated approach to marketing and well-devised partnership strategies with the trade.

Hans **Van Bylen** (43) will succeed Uwe Specht as Executive Vice President Cosmetics/Toiletries on July 1, 2005. The native Belgian Van Bylen has been with Henkel in various international positions since 1984. Following assignments in the Laundry & Home Care business sector, he joined Cosmetics/Toiletries in 1991. In his current function, Van Bylen is responsible for Henkel's international Hair Care and the overseas cosmetics business.

Uwe Specht, who has been with Henkel for 36 years, 20 of which as Executive VP Cosmetics/Toiletries, has developed Henkel Cosmetics into a strongly competitive inter-national supplier – not least through the successful integration of the Schwarzkopf acquisition.

The Henkel Management Board, led by Chairman Ulrich Lehner, currently consists of Klaus Morwind; Uwe Specht; Jochen Krautter, Executive VP Henkel Technologies; Alois Linder, Executive VP Consumer and Craftsmen Adhesives; Lothar Steine-bach, Executive VP Finance; Knut Weinke, Executive VP Human Re-sources, Logistics and Information Technology.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Seal-ants and Surface Treatment. In fiscal 2003 the Henkel Group generated sales of 9.436 billion euros and an operating profit (EBIT) of 706 million euros. More than 50,000 employees work for the Henkel Group worldwide. People in 125 countries around the world trust in brands and technologies from Henkel.

September 22, 2004

Contact:
Henkel Group
Corporate Communications
Ernst Primosch
Phone: +49-211-797-3533
Fax: +49-211-798-2484
email: press@henkel.com

Lars Witteck
Phone: +49-211-797-2606
Fax: +49-211-798-9208

Photo material available at press.henkel.com